UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BRAIN SCIENTIFIC INC.

Full Name of Registrant

Former Name if Applicable

125 Wilbur Place, Suite 170

Address of Principal Executive Office (Street and Number)

Bohemia, NY 11716

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021  The Registrant expects to file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephonse number of person to contact in regard to this notification

	Boris Goldstein	(917)	388-1578
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that there will be significant changes in the results of operations from the corresponding period for the last fiscal year. Research and development, professional fees, sales and marketing expenses, and general and administrative expenses have all increased substantially during the three month ended March 31, 2021 compared to the corresponding periods in 2020, primarily relating to the Company’s increased activities to bring its products to market and additional fund-raising expenses. Such amounts are still being determined. Additionally, interest expense decreased to approximately $393,000 during the three months ended March 31, 2021 when compared to approximately $453,000 during the corresponding period in 2020. The net loss increased to approximately $3.2 million for the three months ended March 31, 2021, compared to approximately $951,000 for the three months ended March 31, 2021.

BRAIN SCIENTIFIC INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ Boris Goldstein
Boris Goldstein Chairman, Secretary and Executive VP

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